Sequenom, Inc.
3595 John Hopkins Court
San Diego, CA 92121

October 1, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller
Re:    Sequenom, Inc.
Registration Statement on Form S-3
Filed August 28, 2015
File No. 333-206655

Ladies and Gentlemen:
Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on October 2, 2015, or as soon thereafter as is practicable.
The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Sequenom, Inc.

By: /s/ Jeffrey D. Linton
Jeffrey D. Linton
Senior Vice President, General Counsel